Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios (1)

	Three months ended March 31,			Year ended December 31,
	2009	2008		2008	2007		2006	2005
Income from continuing operations before noncontrolling interests	$21,189	$10,816		$67,918	$22,546		$24,890	$24,460

Interest expense	18,937	15,202		63,621	67,054		50,598	35,381
Interest within rental expense	726	621		2,619	1,971		680	147
Noncontrolling interests in consolidated joint venture	—	—		(335)	—		—	—

Earnings available to cover fixed charges	$40,852	$26,639		$133,823	$91,571		$76,168	$59,988

Fixed charges:
Interest expense	$18,937	$15,202		$63,621	$67,054		$50,598	$35,381
Interest within rental expense (2)	726	621		2,619	1,971		680	147
Capitalized interest	3,072	4,708		18,351	12,264		4,028	279

	22,735	20,531		84,591	81,289		55,306	35,807

Preferred stock dividends	10,101	8,258		38,564	19,330		13,780	10,014

Fixed charges and preferred stock dividends	$32,836	$28,789		$123,155	$100,619		$69,086	$45,821

Ratio of earnings to fixed charges	1.80	1.30		1.58	1.13		1.38	1.68

Ratio of earnings to fixed charges and preferred stock dividends	1.24	—	(3)	1.09	—	(4)	1.10	1.31

(1)	All numbers presented in this exhibit exclude 7979 East Tufts Avenue (sold July 2006), 100 Technology Center Drive (sold in March 2007) and 4055 Valley View Lane (sold in March 2007).
(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).
(3)	For the three months ended March 31, 2008, earnings were insufficient to cover fixed charges and preferred dividends by $2,150.
(4)	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges and preferred dividends by $9,048.